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REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

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February 6, 2014

Mail Stop 3720

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Ivette Leon, Assistant Chief Accountant

Christy Adams, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tarena International, Inc.

CIK No. 0001592560

Response to the Staff’s Comment Letter Dated January 31, 2014

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Ms. Leon and Ms. Adams:

On behalf of our client, Tarena International, Inc., a foreign private issuer organized under the laws of the Cayman Islands (“Tarena” or the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 31, 2014.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

February 6, 2014

Note 9. Related Party Transactions, page F-25

1.	We note your response to comment five. In your explanation of step four in the lending process, you state that under PRC laws and regulations a company-to-person loan is restricted unless the company has the relevant business license. Please tell us if this restriction also applies to Tarena and its Chinese subsidiaries, and if not, why the company guarantees payments to third-parties rather than lend directly to the students.

The Company respectfully advises the Staff that the restriction on a company-to-person loan under PRC laws and regulations also applies to Tarena and its Chinese subsidiaries. Pursuant to the Judicial Interpretation Concerning the Validity Of Company-To-Person Loan issued by the Supreme People’s Court of China, if a company without a financial service license provides loans to general public under the disguise of a company-to person loan, the courts shall invalidate loan agreements entered under such circumstances. If Tarena or any of its Chinese subsidiary lends directly to a large number of students, they may be deemed to have provided loans to general public. Therefore, it would be risky for Tarena or any of its Chinese subsidiaries to engage in the business of providing loans directly to students without a financial service license.

However, Tarena and its Chinese subsidiaries are not restricted under PRC laws and regulations to guarantee the repayment of loans by students, because a license or a special business scope is not required for a company to provide guarantees to individuals under PRC laws and regulations.

2.	Additionally, to help us better understand the student loan program with Chuanbang, please provide us with the following information:

•	Tell us why the company is willing, or required, to provide a guarantee to the third-party lenders;

The Company respectfully advises the Staff that the Company provided guarantees to the third-party lenders for the following reasons:

(i) When the student loan program was first introduced in 2011 as an innovative means to help students finance their tuition fees, the person-to-person loan concept was new to the Chinese market.

February 6, 2014

Although the student default rate turned out to be low, third-party individual lenders initially did not have sufficient information to confirm this outcome. As a result, the third-party individual lenders requested additional guarantee from the Company.

(ii) The student loan program was beneficial to the Company’s business in the following aspects. The student loan program offered more flexible borrowing and repayment terms than the Company’s then existing tuition installment plans, and the Company believed that such program would contribute to its student enrollment growth. In addition, third-party lending to students improved the Company’s cash flows as the Company received tuition fees upfront, while under the Company’s tuition installment plans, cash receipt of tuition fees was deferred until students actually make the payments.

(iii) As consideration for providing the guarantees, the Company also received guarantee fees determined with reference to prevailing market rates.

The Company further advises the Staff that starting from April 2013, the Company has stopped providing guarantees for any new student loans arranged by Chuanbang, after Chuanbang was able to attract a sufficient number of prospective third-party lenders without guarantees provided by the Company. Furthermore, since January 1, 2014, Chuanbang has ceased offering financing services to the Company’s students.

•	Tell us why a guarantee is required if the student loan default rate is low, as implied by your historical experience;

The Company respectfully refers the Staff to the response to the comment above.

•	Noting that historically you have not been called upon by the third party individual lenders to fulfill the guarantee obligation, please provide us with the analysis of actual defaults, estimated future defaults, and understanding of the students’ status and existing economic conditions that you have relied upon to estimate the fair value of your guarantee obligation for each period presented;

February 6, 2014

The Company respectfully advises the Staff that the following schedules set forth the amounts of actual student defaults as of December 31, 2012 and September 30, 2013.

	December 31, 2012	September 30, 2013
	US$	US$
1-3 months past due	64,954	51,689
4-6 months past due	20,783	34,887
7-12 months past due	10,457	28,651

Total	96,194	115,227

The amounts of actual student defaults represent approximately 1.3% and 2.3% of the total outstanding student loan receivables as of December 31, 2012 and September 30, 2013, respectively. The Company further advises the Staff that the total amount of payments that the Company had made to discharge its guarantee obligations by December 31, 2013 was US$78,931, which represented cumulative default of repayments by students as of December 31, 2013 and was insignificant.

As discussed above, starting from April 2013, the Company has stopped providing guarantees for any new student loans arranged by Chuanbang. No amounts have been accrued as a loss contingency related to the guarantee because the expected default of repayments by students was insignificant. The Company further advises the Staff that, based on the historical experience, its understanding of the students’ status and existing economic conditions, the Company expects future defaults to remain immaterial.

•	Tell us at what point in the process the guarantee is executed, and by which specific entity or entities;

The Company respectfully advises the Staff that the guarantee is executed by Tarena Technologies Inc. (“WFOE”), a PRC subsidiary of the Company, in conjunction with the assignment agreement, as described in Step 4 of the student loan program in the Company’s response to the Staff’s comment No. 5 submitted on January 24, 2014. The Company respectfully refers the Staff to Annex II to this letter for the form of the assignment and guarantee agreement.

February 6, 2014

•	Tell us which party remunerates the guarantee fee to Tarena;

The Company respectfully advises the Staff that third-party lenders are ultimately responsible for paying the guarantee fees. In terms of actual procedures, the guarantee fees were initially retained by Chuanbang as part of the “interest spread” between (i) the interest rate under the loan agreement between the students and Mr. Han and (ii) the “anticipated annual yield” under the assignment agreement between Mr. Han and third-party individual lenders. A portion of such interest spread was then remunerated to Tarena by Chuanbang. The amounts of the guarantee fees were determined by an independent appraisal firm with reference to prevailing market rates for guarantees in arms-length transactions.

•	Tell us whether the guarantee is secured or unsecured; and

The Company respectfully advises the Staff that the guarantee was unsecured.

•	Tell us if the guarantee covers both principal and interest of the student loan;

The Company respectfully advises the Staff that the guarantee provided by the Company covered both principal and interest of the student loan.

3.	Considering that Mr. Han owns 100% of Chuanbang, tell us how the terms of the agreements between Tarena and Chuanbang were negotiated. Tell us whether Mr. Han needed to obtain approval from the other shareholders to enter into the student lending program involving Chuanbang and Tarena and describe Mr. Han’s involvement in the approval process.

The Company respectfully refers the Staff to the Company’s response to Staff’s comment No. 6 below and the annexes attached hereto, which present to the Staff the forms of the agreements associated with a typical student loan arranged by Chuanbang.

February 6, 2014

There is no written agreement between Tarena and Chuanbang in relation to the guarantee provided by the Company to the third-party lenders or to arranging the student loans.

For the arrangement concerning guarantee fees, please refer to the Company’s response to the Staff’s comment—“Tell us which party remunerates the guarantee fee to Tarena” above. This guarantee fee arrangement was not reflected in a written agreement between Tarena and Chuanbang.

The Company became involved in the Chuanbang student loan program in July 2011. Pursuant to the then effective amended and restated shareholders agreement, and the then effective memorandum and articles of association of the Company, related-party transactions, including the student loan program, were subject to the prior written approval of the holders of more than 67% of the Series A preferred shares and the holders of more than 45% of the Series B preferred shares.

Mr. Han presented the student loan program to the preferred shareholders for approval. His potential conflict of interest was disclosed to the preferred shareholders. The decision by the Company to enter into the student loan program was approved by all of the Series A preferred shareholders and the Series B preferred shareholders, as well as the board of directors of the Company. For reasons why the Company provided guarantees to student loans in the past, please refer to the Company’s response to the Staff’s comment—“Tell us why the company is willing, or required, to provide a guarantee to the third-party lenders.”

Furthermore, the Company’s involvement in the student loan program was specifically acknowledged and agreed to by the Series C preferred shareholders of the Company in connection with the signing of the Series C preferred shares purchase agreement dated August 11, 2011.

4.	Explain to us in more detail why Mr. Han enters into the loan agreement with the student borrower and then immediately assigns it to a third-party lender. In other words, explain why the lending agreement is not created directly between the student borrower and third-party lender when both Mr. Han and the third-party lenders are individuals that would be allowed to participate in P2P lending.

February 6, 2014

The Company respectfully advises the Staff that the primary reason why Mr. Han entered into the loan agreement with the student borrowers and then immediately assigned it to a third-party lender (instead of having the third-party lender and the student borrower enter into a loan agreement directly) was to streamline the administration of the loan processing and servicing the loan collection. Since individual third-party lenders were mostly based in Beijing, whereas the students were located across China, it would be burdensome for third-party individual lenders to enter into individual loan agreements with a number of students, instead of entering into one assignment agreement with Mr. Han for a number of individual student loans. It would also be burdensome for a third-party individual lender to collect repayments from student borrowers if the lender had to enter into individual loan agreements with a number of students.

5.	Tell us in more detail why you believe that, through the assignment agreement and under PRC laws, the student borrower is considered the primary obligor to the third-party lender

The Company respectfully advises the Staff that pursuant to the PRC Contract Law, a creditor may assign its rights under a contract to a third party provided that the obligor has been notified. Upon the assignment, the assignee shall acquire the rights assigned and the obligor shall perform the relevant obligations for the benefit of the assignee. Furthermore, Article 9 of the loan agreement between Mr. Han and student borrower specifically provides that the lender (Mr. Han) has the right to assign his right and the borrower agrees to such assignment.

The Company respectfully advises the Staff that a loan agreement was initially entered into between Mr. Han and each student borrower. Mr. Han then entered into an assignment agreement with a third-party individual lender to assign to such lender Mr. Han’s rights to receive the principal and interests from the student borrower. The student borrower was notified by Chuanbang of the assignment agreement and the relevant third-party individual lender who funded the loan. Therefore, upon the assignment, the third-party individual lender, as the assignee, acquired the rights assigned and the student borrower was obligated to perform the relevant obligations, i.e. repay the principal and the interests being assigned, for the benefit of the third-party individual lender rather than Mr. Han.

February 6, 2014

The Company further respectfully advises the Staff that after considering the guidance in ASC 860-10-40-5 and the relevant PRC laws and regulations as discussed above, the Company determined that the student loan agreement between Mr. Han and the student borrowers that has been assigned to the third-party individual lender (i) is beyond the reach of Chuanbang, Mr. Han and their creditors, even in bankruptcy or other receivership; (ii) the third-party individual lender has the right to pledge or exchange the assets he or she receives and there is no condition constraining the third-party individual lender from taking advantage of his or her rights to pledge or exchange the student loan receivables and (iii) neither Chuanbang nor Mr. Han has or maintains any effective control over the student loan. Accordingly, the Company believes that the student borrower is the primary obligor to the third-party individual lender.

6.	Please provide us with typical examples of the following agreements: guarantee; loan; assignment and cash collection.

The Company respectfully advises the Staff that the Company has included the English translations of the following form agreements as annexes to this letter: (i) the form of the loan agreement as Annex I, (ii) the form of the assignment and guarantee agreement as Annex II, and (iii) the form of the credit counseling and management service agreement between Chuanbang and third-party individual lenders as Annex III.

7.	Please tell us if you guarantee any loans made to your students that are provided or arranged by Bank of Beijing Consumer Finance Company and CreditEase Business Consulting (Beijing) Co., Ltd.

The Company advises the Staff that the Company has not guaranteed and does not guarantee any loans made to its students that are provided or arranged by Bank of Beijing Consumer Finance Company or CreditEase Business Consulting (Beijing) Co., Ltd. As mentioned above, starting from April 2013, the Company has ceased providing any guarantee for loans arranged by Chuanbang.

Risk Factors

Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers for student loans, page 21

February 6, 2014

8.	We note that you have entered into a cooperative agreement with BOB CFC that expires August 1, 2014, pursuant to which BOB CFC provides loans to your students for the payment of tuition fees. You further express the risk that you may not be able to renew the agreement on commercially reasonable terms or at all. Please tell us about the nature of these cooperative agreements including the significant provisions, specifically describing any related fees or guarantees.

The Company respectfully advises the Staff that pursuant to a cooperative agreement entered into between Bank of Beijing Consumer Finance Company (the “BOB CFC”) and WFOE dated August 10, 2012 (the “Cooperative Agreement”), BOB CFC provides loans to students for the payment of tuition fees charged by the Company.

Pursuant to the Cooperative Agreement, BOB CFC made its individual loan product available to students of the Company. Each student loan shall not exceed RMB20,000 (US$3,268), and the annualized interest rate is 14%.

Pursuant to the Cooperative Agreement, WFOE designated 60 learning centers as facilities that may be used for the promotion and processing of student loans provided by BOB CFC. WFOE should refer the BOB CFC student loan program to students who need financial assistance for the payment of their tuition fees. The student borrowers prepare the student loan application forms for BOB CFC to decide on whether to approve the student loans. Once a loan is approved by BOB CFC, BOB CFC enters into a loan agreement with individual student and transfers the fund directly to a bank account designated by WFOE on behalf of the student for his or her tuition fees.

WFOE does not provide any guarantee on the loans granted by BOB CFC. WFOE is not obligated to pay any fee to BOB CFC under the Cooperative Agreement. BOB CFC shall pay WFOE a service fee in the amount of RMB680 (US$111) per loan for the services provided by WFOE.

The term of the Cooperative Agreement is one year, initially to expire on August 1, 2013. Unless a party to the Cooperative Agreement delivers a notice of termination to the other party within 30 days prior to the expiration date of the Cooperative Agreement, it is automatically renewed for another year. The Cooperative Agreement may be automatically renewed for an unlimited number of times. Because neither BOB CFC nor WFOE delivered a notice of termination to the other party, the Cooperative Agreement was automatically renewed on August 1, 2013, and it is currently scheduled to expire on August 1, 2014 unless it is automatically renewed again.

*            *             *            *

February 6, 2014

If you have any questions regarding this letter, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen (SGP), Francis Duan, by telephone at +86-10-8508-7802, or by email at francis.duan@kpmg.com, or the filing review partner at KPMG Huazhen (SGP), David Kong, by telephone at 86-10-8508-7033, or by email at david.kong@kpmg.com. KPMG Huazhen (SGP) is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Shaoyun Han, Chairman and Chief Executive Officer, Tarena International, Inc.

Suhai Ji, Chief Financial Officer, Tarena International, Inc.

David Kong, KPMG Huazhen (SGP)

Francis Duan, KPMG Huazhen (SGP)

David Roberts, O’Melveny & Myers LLP

Ke Geng, O’Melveny & Myers LLP

February 6, 2014

ANNEX INDEX

Annex I:	Form of the Loan Agreement

Annex II:	Form of the Assignment and Guarantee Agreement

Annex III:	Form of the Credit Counseling and Management Service Agreement

Annex I

English Translation

Loan Agreement

Execution Date:          (month)/     (date)/         (year)

Party A (Lender): Shaoyun Han

Address: Floor 7th, Building B, Zhongding Building, A18 Bei San Huan West Road, Haidian District, Beijing

Zip code: 100098

Telephone: 62135687

Agent: Dan Liu

Party B (student, Borrower)

ID. Number:

Address on the ID.:

Residence Address:

Cell Phone:

Email:

The name of Father or Mother:                      (Father)                      (Mother)

Contact information of Father and/or Mother (fix-lined telephone):

Contact information of Father and/or Mother (mobile telephone):

Upon friendly and equal consultation, both parties have voluntarily executed this loan agreement with the following terms.

1.	The Loan

Article 1 Party B shall borrow RMB                      from Party A.

Article 2 Use of loan: the loan shall be used for Party B’s participation of                      Co. Ltd.’s training program.

Article 3 Party B shall designate Party A to pay the loan directly to                      Co. Ltd., and Party B shall issue the receipt of the loan (as attached) to Party A.

2.	Repayment

Article 4 Term of the Repayment

Party B shall repay the loan in installments in          months starting from          (month)/     (date)/     (year).

The account name of repayment to be paid as agreed by both parties is:                     . The bank account is:                                          . The account number is: ***. Party B shall be deemed to have repaid the amount provided that the amount has been paid to this account.

Article 5 The loan shall be an interest-bearing loan. Party B shall choose Plan                     as the repayment method:

☐	Plan A: Equal Installment Repayment (12 months in total)

		Ten thousand	Thousand	Hundred	Ten	Yuan	Ten cents	Cent
Loan Amount	RMB (in capital form)
Interest	RMB (in capital form)
Monthly Repayment	RMB (in capital form)
Installments	12 months	Repayment on (date) every month
Repayment Period	From (month)/ (date)/ (year) to (month)/ (date)/ (year)

☐	Plan B: Variable Repayment Plan (20 months in total, the first 8 months in small repayment amount and the rest 12 months in normal repayment amount)

		Ten thousand	Thousand	Hundred	Ten	Yuan	Ten cents	Cent
Loan Amount	RMB (in capital form)
Monthly Repayment in Less Amount	RMB (in capital form)
Installments for Repayment in Less Amount	8 months	Repayment on (date) every month
Period for Repayment in Less Amount	From (month)/ (date)/ (year) to (month)/ (date)/ (year)
Monthly Repayment in Normal Amount	RMB (in capital form)
Installments for Repayment in Normal Amount	12 months	Repayment on (date) every month
Period for Repayment in Normal Amount	From (month)/ (date)/ (year) to (month)/ (date)/ (year)
Interest	RMB (in capital form)

■	Party B may also apply for repayment in advance. Party B may repay all the principal and interest at one time and enjoy a 25% discount of the anticipated interest accrued from the unpaid principal as provided in this agreement.

3.	Breach

Article 6 In the event that Party B fails to perform the repayment in due time as set forth in Article 4, Party B shall pay overdue interest of 0.08% per day for the outstanding payment, until the day Party B repays the full principal of the loan. Party B shall also pay an overdue fine of RMB50 per month in accumulation, until the day Party B repays the full principal of the loan.

Article 7 In the event that in the repayment period as provided in this agreement, Party B continually and materially delays the repayment and fails to take the initiative to reach out to Party A, Party A shall have the right to disclose Party B’s name, ID number, graduation school and detailed breach activities via media and internet without first notifying Party B.

Article 8 In the event that Party A shall choose litigation to realize his claim as a creditor due to the breach of Party B, Party B shall assume the litigation fee and other costs for the realization of the claim as the creditor (including lawyer fee, notarization fee and announcement fee) during the process of litigation.

4.	Miscellaneous

Article 9 Party A shall have the right to assign his right as a creditor under this agreement, and Party B shall agree to such assignment of Party A.

Article 10 Both Parties agree to apply with                     for a notarization with a compulsory execution effect on this agreement. In the event that the borrower fails to repay the loan as agreed in this agreement, the lender shall have the right to apply for the issuance of an execution certification with Beijing Fangzheng Notary Service and apply to the competent People’s court for a compulsory execution with the notarization of this agreement and the execution certification. The borrower shall voluntarily accept the compulsory execution of the People’s court and waive his/her right of defense. The scope of compulsory execution as accepted by the borrower includes the principal, interest, overdue fine and relevant costs for the realization of the claim as a creditor (including but not limited to lawyer fee, notarization fee and communication fee).

Article 11 Both parties agree that, failing to repay in due time or in due amount for three times accumulatively by Party B shall be deemed as a material breach that qualifies the failing to repay the loan as agreed in this agreement, and the lender shall have the right to apply for the issuance of an execution certification with notary service.

Article 12 Both parties agree that, after the creditor has applied for the issuance of an execution certification with notary institution with the certificate of performing the loan amount, the notary institution may check with the borrower on the cause and performance of the debts according to the following contact information (contact address:                    contact telephone                    ); in the event that the information above is changed, the borrower shall timely notify the lender in writing. Within 7 days from the issuance date of check letter by the notary institution (calculated by the postmark upon the issuance), the borrower may raise a written objection to the notary institution and provide written repayment evidence. In the event that the borrower fails to reply in due time or provide written repayment evidence, it shall be deemed that the borrower confirms the existence of the facts of the nonperformance or incomplete performance, and the notary service shall then legally issue the execution certification for the lender.

Article 13 This agreement is executed in                    .

Article 14 In the term of this agreement, in the event of any dispute, both parties shall resolve the dispute through friendly negotiations. In the event the parties fail to resolve the dispute through friendly negotiations, the disputes other than the scope of compulsory execution with respect to this agreement shall be governed by the court where this agreement is executed.

Article 15 This agreement shall be established upon the signing date of both parties and shall be valid upon the actual issuance date of the loan. Party A shall have one copy, Party B shall have one copy and the Notary Service shall reserve one copy.

Party A (Seal):	Party B:
Signing Date: (month)/ (date)/ (year)

Attachment: copy of Party B’s ID.

Annex II

English Translation

ASSIGNMENT AND GUARANTEE AGREEMENT

Dear Mr./Mrs.                    (“Assignee”):

After conducting credit assessment and screening, we recommend that you provide loans to the following borrowers by accepting the assignment of creditor’s rights under certain loan agreements that had been entered into earlier between such borrowers and Mr. Shaoyun Han. Please refer to the below “List of Creditor’s Rights” for a description of the creditor’s rights. Should you accept such assignments and pay the funds on time, your anticipated profits by making the loans shall be:

Lender account No.	Lending date	Amount of principal	Next loan repayment date	Amount payable by the borrowers on the next loan repayment date	Total amount of principal and interest accrued on the next loan repayment date
				¥	¥
				¥	¥

LIST OF CREDITOR’S RIGHTS

Assignor (original creditor): Shaoyun Han

ID. (passport) Number: ***

Assignee (new creditor):

ID. (passport) Number:

Details of the assigned creditor’s rights:

Basic Information						Information on financial return
No.	Name of the borrowers	National ID. Numbers of the borrowers	Initial borrowing amount from Mr. Shaoyun Han	Amount of principal that is assigned to Assignee	Amount to be paid by the Assignee to each borrower	Start date for loan repayment	Repayment term	Remaining term for repayment	Anticipated annual yield on the loans made by the Assignee (%)
1.
2.
3.

ASSIGNOR’S STATEMENT

I assign the aforesaid creditor’s rights to the assignee. If you, as the Assignee, agree to such assignment, you shall pay the aforesaid total loan amount of RMB                    to the following designated account before        (month)/     (date)/        (year):

Bank Account: Da Yun Cun Sub-branch Beijing Branch of the China Merchants Bank

Name of the Account: Shaoyun Han

Number of the Account: ***

On the date that the funds are received from the Assignee, the aforesaid assignment shall become effective, and the Assignee shall then be legally entitled to the aforesaid creditor’s rights.

Assignor: Shaoyun Han

Sign and Seal:

Date:

GUARANTOR’S STATEMENT

We hereby agree to guarantee the aforesaid creditor’s rights and we agree to assume joint and several liability in this regard.

Guarantor: Tarena Technologies Inc.

Seal:

Date:

Annex III

English Translation

Credit Counseling and Management Service Agreement

Party A (Lender):

Type of ID:

Number of ID: ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Party B (Chuanbang): Chuanbang Business Consulting (Beijing) Co., Ltd.

Address: 7th Floor, Tower B, Zhongding Plaza, A18 Bei San Huan West Road, Haidian District, Beijing

In accordance with the Contract Law of the People’s Republic of China and the principles of equality, voluntariness, consensus and good faith, through mutual negotiation, the Parties have reached the following agreements with respect to the credit counseling and management service provided by Party B to Party A.

1.	Definitions

Unless otherwise provided herein, capitalized terms shall have the meanings ascribed to them as follows:

1.1 “Lender”: an individual who freely volunteers to extend certain amount of capital to others based on Party B’s recommendation.

1.2 “Borrower”: an individual who is recommended by Party B to Party A after Party B’s credit valuation and borrows certain amount of capital from the Lender.

1.3 “Repayment Risk Reserve Account”: a special bank account established and managed by Party B for the benefit of the Lender who has agreed to accept the services provided by Chuanbang. Upon execution of the Loan Agreement by and between the Lender and the Borrower, Party B may allocate a portion of service fee it received from each loan into the special account to recover the potential repayment (principal and interest) loss of the Lender (and other Lenders who have agreed to accept the services provided by Chuanbang).

1.4 “Claims”: all of the rights and claims to which the Lender is entitled under the Loan Agreement signed with the assistance of Chuanbang, denominated in Renminbi.

1.5 “Business Days”: business days under the laws of the People’s Republic of China (statutory business days).

1.6 “Early Repayment”: the Loan Agreement provides the payback period and payment amount of the principal and interest as well as the repayment schedule. The Borrower may make a periodic repayment to the Lender before the relevant repayment period contemplated under the agreement ends, so that the loans provided by the Lender may be paid back earlier than planned.

2.	Forms of Capital Lending

Party A may select either of the following methods to fulfill its capital lending purpose. If Party A changes the forms of capital lending during the term of this Agreement, he shall execute and deliver the Lender Information Alteration Notice at least 15 Business Days prior to the next capital lending report date.

☐ determines whether to provide loans to the Borrower recommended by Party B; if Party A determines to lend, it shall enter into a Loan Agreement with the Borrower face to face, by facsimile transmission, scanning or power of attorney, or by other means. Party A is obligated to timely provide the loans to the Borrower in accordance with the Loan Agreement.

☐ accepts the assignment of the rights and obligations under the Loan Agreement related to Party B’s services and makes payments to the assignor to accomplish the capital lending.

3.	Rights and Obligations of Party A

3.1 Party A has the right to determine whether to provide loans to the Borrower based on Party B’s recommendation.

3.2 Party A is entitled to the interest payable on the loans;

3.3 Party A may review the capital lending report provided by Party B periodically.

3.4 Party A agrees that in the event of Early Repayment requested by the Borrower, Party A allows the Borrower making repayments earlier than agreed in accordance with this Agreement without further notice.

3.5 Party A ensures that the identification and other credit information of the Borrower provided by Party B to Party A on the basis of recommendation will be used solely for reference for the purpose of capital lending. Party A shall not disclose any such confidential information to any third parties. Party A is obligated to maintain confidentiality of the credit data of the Borrower and the services provided by Party B. In the event that Party A inappropriately discloses the credit data of the Borrower and Party B’s trade secrets to any third parties without consent, it shall indemnify the Borrower or Party B for all losses it suffers as a result of such breach.

3.6 Party A represents and warrants that the source of the capital it provides is legal, and Party A is the beneficial owner of the capital. Upon occurrence of any disputes arising from the beneficial ownership and legality of the capital, Party A shall be responsible for settlement of such disputes.

3.7 If Party A changes the account information, address, phone number and other important information, it shall notify Party B in a timely manner. Otherwise, Party B shall be responsible for any losses incurred.

4.	Rights and Obligations of Party A

4.1 Party B shall provide services to Party A in accordance with this Agreement, and Party B shall be careful in performing its duties and fulfill its obligations with honesty, good faith, prudence and efficiency.

4.2 Party B is obligated to evaluate the qualification of the Borrower to screen and determine whether the Borrower will be recommended to Party A.

4.3 Party B is obligated to assist Party A in executing the Loan Agreement or assigning the existing loans throughout the whole process.

4.4 Party B provides credit management service and may charge service fees on the Borrower and the Lender.

4.5 Party B shall manage the Repayment Risk Reserve Account carefully, and report the account status to Party A periodically.

4.6 Party B is obligated to deliver the capital lending report to Party A on the specific reporting date.

4.7 In the event of breach of contract by the Borrower recommended by Party B, Party B shall take legitimate and reasonable actions to collect the unpaid debts for Party A without delay.

4.8 Party B shall maintain confidentiality of the personal information, asset status and other information and files in connection with the services.

4.9 Party B shall properly retain all the files related to Party A’s assets for future reference during the term of this Agreement and for a period of 10 years thereafter.

5.	Repayment Management of Loans Extended by Party A

Pursuant to the Loan Agreement and other agreements by and between Party A and the Borrower, the Borrower is obligated to repay certain amount of the principal and interest at regular intervals. To facilitate collection of the principal and interest, Party A authorizes Party B to collect the principal and interest due for and on behalf of Party A. Party B shall conduct settlement with Party A within three Business Days as of the date of collection. According to Party A’s option in the capital lending and repayment method signed by Party A, when Party A requires repayment to be remitted to his personal account, Party A delegates the account set forth below as the Capital Repayment Account. Party A must ensure such account is legally registered under the name of Party A. Party A shall execute the Lender Information Alteration Notice and obtain Party B’s consent before change of the account, otherwise Party A shall be responsible for the losses incurred.

Account Name (identical to Party A’s name):

Name of Bank (must identify the exact branch):

Account Number: ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

6.	Settlement of Repayment Risk

6.1 In the event that the Borrower defaults on the loans, Party A may select one of the following methods to settle the repayment risk:

☐ Party A and Party B collect the unpaid debts in collaboration. Party A assumes the risk of loss and enjoys the penalty interest and damages paid by the Borrower due to the breach of contract.

☐ The repayment risk is settled by the Repayment Risk Reserve Account in accordance with the following rules:

The proportion of the amount allocated to the repayment risk reserve fund (if any) is determined by Party B at its sole discretion according to the overall situation of the borrowers’ default and subject to Party B’s adjustment.

Party B shall disclose the status of the Repayment Risk Reserve Account to Party A on a quarterly basis. In the meanwhile, in case that Party A is compensated by the Repayment Risk Reserve Account during the disclosure period, such compensation will be disclosed.

6.2 If Party A selects to settle the repayment risk by virtue of the Repayment Risk Reserve Account, Party A may be compensated as follows:

6.2.1 When the balance in the Repayment Risk Reserve Account is sufficient to cover all of the overdue principal and interest for the current period (each calendar month) which shall be paid to the lenders who choose to take advantage of the Repayment Risk Reserve Account, all the overdue principal and interest owed to Party A and other lenders for this period will be compensated by the Repayment Risk Reserve Account, and the repayment schedule contemplated under the Loan Agreement executed by Party A or other lenders respectively remains unchanged. After Party A receives the compensation of the Repayment Risk Reserve Account, the relevant overdue principal and interest, penalty interest, damages paid by the Borrower afterwards and other relevant benefits shall belong to the Repayment Risk Reserve Account.

6.2.2 When the balance in the Repayment Risk Reserve Account is insufficient to cover all of the overdue principal and interest for the current period (each calendar month) which shall be paid to the lenders who choose to take advantage of the Repayment Risk Reserve Account, the overdue principal and interest owed to Party A and other lenders for this period will be compensated by the Repayment Risk Reserve Account on a pro rata basis to each repayment, and the remaining outstanding principal and interest owed to Party A and other lenders will be paid by the guarantor(s).

7.	Loan Assignment

Party A may propose to assign all or part of the Claims he holds to any third parties as needed, and after Party B accepts Party A’s written request, Party B shall seek the assignee for Party A in accordance with this section and assist in the assignment of the Claims.

7.1 Assignment under Emergency Circumstances

In case that Party A requests to assign all or part of the Claims as soon as possible, Party B shall use all endeavors to seek the assignee for Party A.

7.1.1 Completion of Assignment

Under the circumstances that Party B successfully finds the assignee for Party A and Party A agrees to assign the Claims to such assignee:

7.1.1.1 In the event that Party B finds the assignee for Party A and assists Party A in completion of the assignment within 30 days (including the thirtieth day, hereinafter the same) upon acceptance of Party A’s written request, Party A shall pay 2% of the amount of the assigned Claims to Party B as assignment service fee;

7.1.1.2 In the event that Party B finds the assignee for Party A and assist Party A in completion of the assignment after 30 days but within 60 days upon acceptance of Party A’s written request, Party A shall pay 1% of the amount of the assigned Claims to Party B as assignment service fee;

7.1.1.3 In the event that Party B finds the assignee for Party A and assist Party A in completion of the assignment after 60 days but within 90 days upon acceptance of Party A’s written request, Party A will not be charged any assignment service fee.

7.1.2 Incompletion of Assignment

Under the circumstances that Party B finds the assignee for Party A within 90 days upon acceptance of Party A’s written request, and the purchase price proposed by assignee is no less than the value of the Claims of Party A, but Party A changes the request and decides not to assign the Claims or only assign part of the Claims:

7.1.2.1 Party A shall pay 2% of the amount of the assigned Claims indicated in the original request as assignment service fee in accordance with Section 7.1.1;

7.1.2.2 Party A may not request to assign the same Claim within 180 days after performance of obligations under Section 7.1.2.1.

7.2 Assignment under Non-emergency Circumstances

In case that Party A requests to assign all or part of the Claims at any time within 90 days upon acceptance of Party A’s written request by Party B, Party B will seek the assignee for Party A and enable the assignment of Claims at an appropriate time after comprehensive consideration of the whole situation. No assignment service fee will be charged by Party B.

7.3 Indemnification for Incompletion of Assignment

7.3.1 If Party B fails to find the assignee for Party A within 90 days upon approval of Party A’s written request, Party B shall indemnify Party A the amount of 0.5% of the Claims by the payment due date of each month after the 90 days period (for a period which is less than a month, the compensation shall be calculated on a daily basis according to the 5% monthly rate) until the date set forth below (whichever shall first occur):

7.3.1.1 Party B finds the assignee for Party A and Party A assigns the Claims;

7.3.1.2 Party B finds the assignee for Party A but Party A refuses to assign the Claims;

7.3.1.3 All the loans claimed by Party A have been paid off.

7.3.2 During the period of indemnity, in case that Party B finds the assignee for Party A but Party A refuses to assign the Claims, Party B may cease the indemnification and Party A may not request to assign the same Claims within 180 days thereafter.

8.	File Security Management

In case that Party A selects the second capital lending method under Section 2, Party A authorizes Party B to pick up and keep the original Loan Agreement by and between the Lender and the Borrower.

In the process of retention, if Party A requests to review or use the original Loan Agreement executed by himself, he may contact Party B and review the files after going though relevant procedures at Party B’s facility. Party B is required to cooperate. Upon reasonable request of Party A, Party B shall provide the originals of the agreements for Party A’s proper use.

9.	Risk Warnings

9.1 Regulatory Risk

Systematic risk caused by state macroeconomic policy, financing policy, currency policy, industry policy, regional development policy and other factors.

9.2 Borrower’s Credit Risk

In the event that the Borrower fails to repay the loans for a short term or a long term (including adverse change in the income and assets of the Borrower, Borrower’s personal accident, disease, death and other circumstances) or the Borrower’s willingness to repay changes, Party A’s funds may not be repaid in a timely manner. If Party A selects the second method to settle the risk under Section 6, when the balance in the Repayment Risk Reserve Account is insufficient to cover all of the damages for the current period which shall be paid to all lenders, the repayment due may be delayed.

9.3 Capital Liquidity Risk

Party A provides the Borrower the loans pursuant to the agreements. When the Early Repayment does not occur, the Borrower will repay the principal and interest in installments in accordance with the agreed schedule. Party A’s funds will be recovered at intervals, and therefore the capital recovery may need a period of time. In the meanwhile, Party B will seek and recommend the assignee who wishes to acquire the Claims from Party A upon Party A’s demand or at an appropriate time pursuant to Section 6, but Party B cannot assure that the appropriate assignee will be found within the time limit upon Party A’s request.

9.4 Force Majeure

War, turmoil, natural disaster and other force majeure events may cause a decrease in value of the assets of Party A.

10.	Tax Matters

Party A shall bear all taxes incurred in connection with the capital lending and assignment of Claims and is obligated to file with the competent taxation authority. Party B assumes no responsibility in this respect.

11.	Breach of Agreement and Indemnification

In the event a Party breaches this Agreement or otherwise causes the non-performance of this Agreement in part or in whole, such Party shall be liable for such breach and shall compensate all damages (including litigation and attorneys fees) resulting therefrom. In the event that both Parties breach this Agreement, each Party shall be liable for its respective breach. The amount of damages payable shall be equivalent to the other Party’s loss resulting from the breach, including any benefit that may be accrued from performance of the Agreement, provided that the amount shall not exceed the likely loss resulting from the breach which was foreseen or should have been foreseen by the breaching Party at the time of conclusion of the Agreement.

12.	Dispute Resolution

In the event of any dispute with respect to the performance of the provisions of this Agreement, and when the Parties fail to reach an agreement on the resolution of such a dispute through negotiations, both Parties agree to submit the relevant dispute to the court of the place where Party B is located.

13.	Miscellaneous

13.1 Upon occurrence of succession and assignment of Party A’s lending capital, the successors and assigns of Party A shall present the title documents in connection with the succession and assignment certified by the competent governmental authority to Party B, and Party B will enable the transfer of assets after confirmation. The successors and assigns shall bear all taxes incurred and file with the competent taxation authority. Party B assumes no responsibility in this respect.

13.2 The attachments set forth herein shall be an integral part of this Agreement and shall have equal legal validity. In case there is any conflict between this Agreement and the attachments, the attachments shall prevail.

13.3 Facsimile, photocopy, scanned copies and other valid copies of this Agreement are of equal validity with the original.

13.4 The term of this Agreement shall be five years. The term of this Agreement shall be renewed automatically for consecutive renewal terms of one year, unless one party notifies the other party of its intent to terminate this Agreement prior to the end of the term of the Agreement. When necessary, the Parties are entitled to review this Agreement to determine whether to amend or supplement the provisions in this Agreement upon request of one Party.

13.5 Both Parties acknowledge that the delivery, execution and performance of this Agreement are subject to the applicable laws of China. In the event that one or several of the provisions of this Agreement are found to be invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or compromised in any respect.

13.6 This Agreement is executed in two copies, each Party having one copy with equal legal validity.

13.7 This Agreement shall become effective as of the date first above written after the execution of this Agreement by the Parties.

Statement of Party A

Party A acknowledges that he has carefully read this Agreement and the attachments hereto before execution of this Agreement, and he fully understands and agrees to the terms herein, the rights and obligations hereunder, and the risks warned by Party B. Party A enjoys the gains and takes the risks in his voluntary lending.

Party A:	Party B: Chuanbang Business Consulting (Beijing) Co., Ltd.

By:	By:

Date:	Date:

Capital Lending and Repayment Method

This Agreement is made and entered into by and between the following Parties on                     ,                     in                     , the People’s Republic of China.

Party A:

Identification Card (Passport) Number:

Party B: Chuanbang Business Consulting (Beijing) Co., Ltd.

Address: 7th Floor, Tower B, Zhongding Plaza, A18 Bei San Huan West Road, Haidian District, Beijing

Whereas, Party A and Party B have entered into a Credit Counseling and Service Management Agreement No.                     (the                     “Service Agreement”), pursuant to which Party A provides loans based on Party B’s recommendation and Party B assists the capital lending.

1.	Capital Lending and Repayment Method

Amount of Lending Capital:                      (in words)

Expected Date of Lending:                     ,

Term of Capital Lending: ☐ 6 months ☐ 12 months ☐ 18 months ☐ 24 months

Lending Number:                     (shall be the number indicated in the Assignment Agreement prepared by Party B with respect to this application, to be filled out by Party B)

The expected date of lending set forth in Section 1 only represents Party A’s offer. When Party A selects the first capital lending method under Section 2 of the Service Agreement (namely providing loans to the Borrower directly), the actual date of lending shall be the date of the Loan Agreement with the Borrower, and the lending shall come into effect when the funds are remitted by Party A into the Borrower’s account; when Party A selects the second capital lending method under Section 2 of the Service Agreement (namely accepting the assignment of loans), the actual date of lending shall be the date of the Assignment Agreement prepared by Party B with respect to the first option set forth in this Section 1. If Party B agrees to the terms of the Assignment Agreement, the lending shall come into effect when the funds are remitted by Party A into the assignor’s account. In case that the actual date of lending is later than the agreed date of lending under the Assignment Agreement, but Party A indicates that he has agreed to the Assignment Agreement by performance of the payment obligations thereunder, the interest that accrues during the period from the agreed date of lending until the actual date of lending shall belong to the assignor. Party B will collect the interest and transfer it to the assignor in the next month.

2.	Introductions to Capital Lending and Repayment Method

2.1 The earnings in the current month from the principal and interest collected by Party B on a monthly basis (remitted by Party B to the Capital Repayment Account designated by Party A described in Section 5 of the Service Agreement) are at Party B’s discretionary disposal. When the service terminates, Party B may transfer the principal to the Capital Repayment Account designated by Party A.

2.2 When the lending period of 12 months ends and Party A requests to assign the Claims with regard to the capital to third parties, Party B shall seek the assignee for Party A and assignment of Claims are subject to Section 7 of the Service Agreement. Before the lending period of 12 months ends, Party B may not accept the Party A’s request for assignment of Claims.

3.	Payment

Party A shall remit the funds into the account set forth below one day prior to the date of lending provided in the Assignment Agreement, otherwise Party A will be held liable for the losses caused by the delay in payment to the designated account.

Account Name: Han Shaoyun

Name of Bank (must identify the exact branch): Beijing Da Yun Cun Sub-branch Beijing Branch of China Merchants Bank

Account Number: ***

4. This attachment is an integral part of the Service Agreement and shall have equal legal validity. This attachment shall become effective upon the execution by the Parties.

Party A:	Party B: Chuanbang Business Consulting (Beijing) Co., Ltd.

By:	By:

Date:	Date: